UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 17, 2023	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT RESOLUTIONS PASSED BY THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of the Company and all directors warrant that this announcement does not contain any false information, misleading statement or material omission and accept responsibilities for the truthfulness, accuracy and completeness of the contents contained herein.

The 2023 first regular meeting of the board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) was convened by Li Yangmin, the vice chairman of the Company, pursuant to the articles of association of the Company and the rules for the meeting of the Board in the CEA Building on 13 January 2023.

Li Yangmin, being the vice chairman of the Company, Tang Bing and Lin Wanli, being the directors of the Company, Cai Hongping, Dong Xuebo, Sun Zheng and Lu Xiongwen, being the independent directors of the Company, and Jiang Jiang, being the employee representative director of the Company, were present at the meeting. Huang Kang and Xu Junmin, being the observers on the Board, Guo Lijun, being the chairman of the supervisory committee of the Company, Fang Zhaoya and Zhou Huaxin, being the supervisors of the Company, and members of senior management of the Company attended the meeting as non-voting delegates.

The directors present at the meeting confirmed that they had received the notice and materials in respect of the meeting before it was held. The number of directors present at the meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the articles of association of the Company. As such, the meeting was legally and validly convened and held.

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The meeting was chaired by Li Yangmin, the vice chairman of the Company. The directors present at the meeting considered and unanimously passed the following resolution:

Considered and approved the resolution regarding the delisting of the American depositary shares of the Company.

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Agreed that the Company shall, pursuant to the market-oriented commercial principles and relevant laws and regulations, make application to the U.S. securities regulatory agency to delist its American depositary shares representing the H shares of the Company from the New York Stock Exchange (the “NYSE”) and, effective upon such delisting, shall terminate the registration of its American depositary shares representing the H shares under the U.S. Securities Exchange Act of 1934, as amended.

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Agreed to authorize Li Yangmin, the vice chairman of the Company, to take charge of the relevant matters in connection with the delisting and termination of registration of the American depositary shares, and confirm and execute the relevant documents (including but not limited to the notice to the NYSE in relation to the intention to delist, the Form 25, the Form 15F, the underlying amendments to the deposit agreement (including the termination of the deposit agreement and the deposit program pursuant thereto (if necessary)) pursuant to the status of dealing of the American depositary shares.

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Agreed to authorize Wang Jian, the secretary of the Board, to issue and disseminate the announcement and the press release, to execute, deliver and/or to file with the NYSE and the U.S. Securities and Exchange Commission relevant documents and to file, all additional agreements, requests, certificates and reports considered by him to be in the best interests of the Company in connection with the matters provided for in the foregoing resolution.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 13 January 2023

As at the date of this announcement, the directors of the Company include Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

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